UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SCIENTIFIC INDUSTRIES, INC.

(Name of Issuer)

Common stock, par value $0.05 per share

(Title of Class of Securities)

808757108

(CUSIP Number)

Roy T. Eddleman Living Trust

c/o Zamzama Azizi

TroyGould PC

1801 Century Park East

Suite 1600

Los Angeles, California 90067

(310) 553-4441

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808757108	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Roy T. Eddleman Estate--Roy T. Eddleman Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,127,264 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,127,264 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,127,264 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 26.93%
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 1,232,888 shares of common stock and two immediately exercisable warrants to purchase 683,850 and 210,526 shares of common stock.

CUSIP No. 808757108	13D	Page 3 of 4 Pages

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D, as amended (the “Schedule 13D”), Roy T. Eddleman as trustee of the Roy T. Eddleman Living Trust (the “Reporting Person”) previously filed relating to the common stock, par value $0.05 per share, of Scientific Industries, Inc., a Delaware corporation (the “Issuer”).

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Explanatory Note

Until his death on June 11, 2022, Roy T. Eddleman was the sole trustee of the Reporting person, and as such had investment and voting control over such shares. This Amendment No. 4 is being filed to reflect the fact that Mr. Eddleman has died and that Nereyda Rubio and Anis Garci have replaced Mr. Eddleman as the co-trustees of each reporting person. Mr. Eddleman’s estate is still in administration in preparation of the required distribution of the shares owned by the Roy T. Eddleman Living Trust.

Item 5. Interest in Securities of the Issuer

(a-b) The shares of common stock are held of record by the Reporting Person, of which Nereyda Rubio and Anis Garci are now the co-trustees. As co-trustees, each co-trustee has investment and voting control over the shares covered by this Schedule and may be deemed to have shared voting power and shared investment power with respect to all such shares. The co-trustees disclaim beneficial ownership of the Reporting Person’s shares except to the extent of his/her pecuniary interest therein. The shares constitute approximately 26.93% of the Issuer’s shares of common stock outstanding as of October 31, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022.

(c) The Roy T. Eddleman Living Trust acquired 811,836 the shares of common stock from Spectrum, Inc. in a private transaction on June 11, 2017 and for a purchase price of approximately $340,002, and the remaining securities from the Issuer on April 28, 2020 for $2,000,000.

(d)-(e) Not applicable.

CUSIP No. 808757108	13D	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2023	Roy T. Eddleman Living Trust

/S/ Nereyda Rubio
Name: Nereyda Rubio
Its: Co-Trustee

/S/ Anis Garci
Name: Anis Garci
Its: Co-Trustee